UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 6, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.             A News Release dated 20 February 2018 entitled ‘VODAFONE TO PROTECT THE SKIES WITH TRIALS OF THE WORLD’S FIRST IOT DRONE TRACKING AND SAFETY TECHNOLOGY’

2.             A News Release dated 26 February 2018 entitled ‘VODAFONE AND SAMSUNG STRATEGIC PARTNERSHIP TO LAUNCH SMART HOME SERVICES’

3.             A News Release dated 26 February 2018 entitled ‘VODAFONE FOUNDATION TO USE AGGREGATED ANONYMISED MOBILE DATA TO HELP PREVENT SPREAD OF EPIDEMICS IN TRANSFORMATIVE ‘BIG DATA FOR GOOD’ PROGRAMME’

4.             A News Release dated 27 February 2018 entitled ‘VODAFONE AND NOKIA TO CREATE FIRST 4G NETWORK ON MOON’

5.             A Stock Exchange Announcement dated 01 February 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

6.             A Stock Exchange Announcement dated 01 February 2018 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

7.             A Stock Exchange Announcement dated 07 February 2018 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

RNS Number: 3149F

Vodafone Group Plc

20 February 2018

VODAFONE TO PROTECT THE SKIES WITH TRIALS OF THE WORLD’S FIRST IOT DRONE

TRACKING AND SAFETY TECHNOLOGY

Vodafone today announced the commencement of trials of the world’s first air traffic control drone tracking and safety technology. Vodafone’s pioneering approach uses innovative 4G Internet of Things (IoT) technology to protect aircraft from catastrophic accidents as well as prevent inadvertent or criminal drone incursions at sensitive locations such as airports, prisons and hospitals.

Commercial civilian drones are too small to be tracked by conventional radar. They present a serious risk to pilots worldwide, particularly in the immediate vicinity of airfields and airports. Drones are also used for criminal purposes such as drug smuggling and delivering contraband to prisoners. Additionally, security and intelligence services are increasingly concerned that terrorists could use drones adapted to carry small but lethal explosive payloads to attack locations targeted using GPS.

The risk to aircraft is growing at an exponential rate. Analysis from the Single European Sky Air Traffic Management Research (SESAR) project indicates that by 2050 drones will log more than 250 million flying hours per year over densely populated areas of the European Union, seven times the cumulative annual flying hours of conventional crewed aircraft.*

The Vodafone IoT drone tracking and safety technology trials support the objectives of the European Aviation Safety Agency (EASA), with whom Vodafone has collaborated. EASA is currently developing new pan-European rules to regulate the operation of drones.**

The new technology developed by Vodafone also enhances the European Union’s potential to become the centre of global innovation in drone technology in line with the European Commission’s “U-space” vision for innovative and safe drone operations.

Pioneering technology

Vodafone has developed the world’s first Radio Positioning System (RPS) for drones. This uses a 4G modem and SIM embedded within each drone to enable:

•                  real-time tracking of each drone (with up to 50 metre accuracy) by drone operators and authorised bodies such as air traffic control;

•                  over-the-horizon/beyond line-of-sight control by the operator, greatly reducing the risk of accidental incursions when operators lose sight of their drones;

•                  protective geofencing, with drones pre-programmed to land automatically or return to the operator when approaching predetermined exclusion zones (such as airports and prisons);

•                  emergency remote control intervention to provide the authorities with the means of overriding a drone operator’s control to alter a drone’s flight path or force it to land; and

•                  SIM-based e-identification and owner registration.

4G mobile networks operate with long-established and proven security systems, including strong end-to-end encryption over-the-air from SIM to base station. RPS location data is significantly harder to hack or spoof than GPS location data, and the data connection used to control the drone offers the operator significant advantages over current drone radio control protocols including greater resilience and over-the-horizon real-time feedback.

The Vodafone RPS is combined with Artificial Intelligence algorithms - also developed by Vodafone - to enable very large numbers of drones to be tracked and controlled remotely. Vodafone has placed its RPS research and associated intellectual property in the public domain with no licensing fees for re-use in order to accelerate the pace of drone safety and geolocation innovation worldwide.

In a preliminary trial in late 2017 - the first of its kind in the world - Vodafone used its 4G network to control a 1.3 metre wingspan, 2 kilogram X-UAV drone. Throughout the preliminary trial - which took place over a 32-kilometre course around the town of Isla Mayor, near Sevilla in Spain - the drone transmitted a real-time HD video feed and flight data including speed, RPS location and GPS coordinates.

Further trials, which will be coordinated with the relevant authorities, are now being scheduled in Spain and Germany through 2018 with the intention of making the Vodafone drone tracking and safety technology available for commercial use from 2019.

The technology behind RPS will also be utilised to boost the functionality of other IoT devices in future - from luggage tags to bicycles. RPS could support, or replace, GPS in some IoT devices, enabling better location tracking, particularly indoors, the creation of smaller devices and enhanced security.

Vodafone Group Chief Technology Officer Johan Wibergh, said: “This groundbreaking innovation by Vodafone will help to ensure the skies stay safe as drones become ubiquitous, everywhere.”

Deputy Director General of the European Commission Matthew Baldwin said: “The Commission supports all trials aimed at realising our U-space vision for safe commercial drone operations in the EU — there is a growing network of demonstrations and projects across the EU.  We look forward to hearing the results of Vodafone’s work.”

Yves Morier, Principal Advisor to the Flight Standards Director, EASA, said: “We welcome Vodafone’s focus on developing new approaches to ensure safe and responsible drone use.”

- ends -

*SESAR, 2106, European Drones Outlook Study “Unlocking the value for Europe” available at:https://tinyurl.com/j579ljn

** EASA has established three risk-based categories of drone operation:

•             ‘open’ (low-risk) operations (including consumer drones) do not require prior flight authorisation;

•             ‘specific’ (medium-risk) operations include commercial drone use and, in most cases, require prior authorisation; and

•             ‘certified’ (high-risk) operations require the drone to be certified, a licensed remote pilot and an operator approved by the competent authority. The ‘certified’ category would include very large drones used to transport heavy goods or passengers.

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

RNS Number: 8536F

Vodafone Group Plc

26 February 2018

VODAFONE AND SAMSUNG STRATEGIC PARTNERSHIP TO LAUNCH SMART HOME SERVICES

Mobile World Congress, Barcelona, 25 February 2018

Vodafone Group today announced that it will become Samsung’s exclusive strategic telecoms partner in selected European markets to develop and launch a range of consumer Internet of Things (IoT) ‘Smart Home’ product and services. The “V-Home by Vodafone” suite brings together Samsung’s “SmartThings” open platform and the “V by Vodafone” consumer IoT system (launched in November 2017*) to offer consumers simple but powerful home automation, security and safety products and services.

The ‘Smart Home’ concept brings advanced telecoms network intelligence to a wide range of consumer devices and appliances in the home to create a new generation of sophisticated security, safety and leisure products. Connected devices such as security cameras, smoke detectors, water leak sensors, smart lighting and smart heating help make properties more secure and energy-efficient. Analysts estimate that by 2020 there will be more than 290 million consumer smart home devices in the countries in which Vodafone operates, up from around 45 million today**.

The “V-Home by Vodafone” suite provides immediate alerts to the customer’s smartphone in the event of a home intrusion. It also enables simple remote automation of home appliances and utilities, including voice activation via home voice assistants. “V-Home by Vodafone”, with the Samsung SmartThings Wifi hub will be launched in Spain and Germany in Q2 2018, marking the exclusive European debut of Samsung’s innovative new Smart Home controller as well as the release of Vodafone’s powerful consumer IoT suite focused on protecting and enhancing the home. “V-Home by Vodafone” will be launched in other markets later in the year.

“V-Home by Vodafone” and the Samsung SmartThings Wifi hub will be available exclusively through Vodafone stores and the Vodafone online consumer IoT marketplace in Germany, Spain and other markets to be announced in due course during 2018. The first co-developed and co-branded offering is a “V-Home by Vodafone” starter kit focused on home security. It consists of:

•                  Samsung SmartThings Wifi hub — this compact (12cm x 12cm x 2.9cm) device will sit unobtrusively in the home as part of the interior design and can manage and interconnect a large number of compatible IoT products to the SmartThings open platform;

•                  SmartThings Security Camera — this compact camera (6.5cm x 6.5cm x 3.35cm) provides high-quality images (at 720p resolution) and has motion detection and built in infra-red for night time. Up to 14 days’ video will be stored in an encrypted “V-Home by Vodafone” personal video cloud.

•                  SmartThings Multipurpose Sensor — this 4.8cm x 3.4cm x 1.4cm multipurpose sensor can be placed on a window or door to generate an immediate alert if it is opened or closed unexpectedly, or if left open. It can also monitor changes in room temperature and vibration, sending an alert if the room is too warm or too cold, or if there is a knock on the door.

•                  SmartThings Siren — this small (9.5cm x 6.3cm x 3.95cm) but loud (85dB) warning siren is fitted with a strobe light. It will plug into any power socket — and connects to the Samsung SmartThings Wifi hub using the ZigBee wireless protocol.

•                  Vodafone “V-Home Alarm Assistant” — this is a comprehensive alerting service that uses the Vodafone network to send a series of app notifications, SMS messages and automated outgoing phone calls, as necessary, to named contacts (the customer plus nominated others such as family, neighbours and friends) within 15 minutes of an alert being triggered.

Vodafone “V-Home Monitor” — the “V-Home Monitor” is the ‘front end’ of the “V-Home by Vodafone” system, with simple set-up via the customer’s smartphone. The “V-Home Monitor” and SmartThings app makes it easy for customers to configure the SmartThings and Vodafone devices and services to undertake a wide range of functions. For example, a baby’s room could be fitted with a camera and room temperature sensor, the front door could be monitored with a camera, ground floor doors and windows could be fitted with movement detectors, and rooms with potential fire hazards such as tumble dryers could be fitted with heat detectors.

The range of smart home IoT devices supported under the “V-Home by Vodafone” system will continue to expand through 2018, including additional SmartThings sensors plus smart lighting, thermostats and speakers from third party providers under the “Works with SmartThings” programme.

The “V-Home by Vodafone” initial setup is very straightforward, with the customer simply logging into the “V by Vodafone” app on a smartphone then scanning a QR code on the Samsung SmartThings Wifi hub to link the device to the customer’s “V by Vodafone” IoT account. Connected devices such as cameras and sensors are then automatically detected and added to the network. “V-Home by Vodafone” customers will pay a one-off cost for each device or starter kit plus a low, fixed-rate monthly subscription that includes all charges for the Vodafone “V-Home Alarm Assistant” and storage in the”V-Home by Vodafone” video cloud. For Vodafone customers, the monthly subscription is added to their existing Vodafone bill.

Vodafone Group Chief Executive, Vittorio Colao, said: “The Internet of Things is already transforming the world of work; now, it will transform the home. “V-Home by Vodafone” makes it easy for consumers to protect family and property and enhance home life with innovative technologies underpinned by the strength of the Vodafone network. We are pleased to work with Samsung to bring these benefits to our customers.”

President and Head of Samsung Electronics’ IT and Mobile Division, DJ Koh said: “Samsung is committed to offering our consumers an easier, more convenient and smarter life through a growing range of devices and solutions. By bringing together V-Home by Vodafone, the SmartThings open platform and our SmartThings app we are offering customers a simple-to-operate management system for a growing range of smart home products that will enrich their lives.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

*“V by Vodafone” was launched in November 2017. The “V-by Vodafone” products include: “V-Auto by Vodafone”, a “plug and play” dongle that can add the same IoT technologies developed by Vodafone for some of the world’s most advanced connected cars to most vehicles on European roads manufactured since 2002; “V-Camera by Vodafone”, a mobile security camera designed for areas where there is no wireless connectivity; “V-Pet by Vodafone”, a location and activity tracker for dogs and cats; and “V-Bag by Vodafone”, an advanced briefcase, handbag and schoolbag tracker.

The “V by Vodafone” system comprises: “V-Sim by Vodafone”, a dedicated and secure SIM card for IoT devices; the “V by Vodafone” smartphone app; automatic straight-out-of-the-box connection to the international Vodafone IoT network in any of 32 countries***; a single, affordable fixed monthly price plan; and, during 2018, Vodafone will also launch a new online product marketplace open to IoT developers that will greatly extend the product choice for customers.

Vodafone is the mobile world leader in IoT, with 64 million mobile IoT connections and an international network and services platform for a wide range of business-critical applications.

** Company estimates derived from Analysys Mason, Berg Insight, Ericsson, Strategy Analytics and Vodafone proprietary information.

*** Austria, Belgium, Bulgaria, Croatia, Republic of Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland and the UK.

RNS Number: 8571F

Vodafone Group Plc

26 February 2018

VODAFONE FOUNDATION TO USE AGGREGATED ANONYMISED MOBILE DATA TO HELP PREVENT SPREAD OF EPIDEMICS IN TRANSFORMATIVE ‘BIG DATA FOR GOOD’ PROGRAMME

The Vodafone Foundation has today announced a pioneering programme in Ghana to use aggregated anonymised data to help the government track and control epidemics to prevent widespread outbreaks.

The programme, one of the first of its kind in the world, will use aggregated anonymised mobile data to track real-time trends in population movement. The data is then analysed to provide life-saving insights during a widespread epidemic - such as the 2014 West Africa Ebola outbreak, the most widespread outbreak of the Ebola virus in history. The Vodafone Foundation programme is a striking example of how big data can be used to gather valuable insights, which the government of Ghana can apply to a number of health and other sustainable development challenges, ultimately saving and improving lives.

Government departments will be able to allocate resources more efficiently and identify the areas at increased risk of new outbreaks. The level of activity at each mobile phone mast can provide a ‘heat map’ of where people are and how far they are moving during an outbreak, while aggregated anonymised data can be used for decision-making in a number of areas - including health, agriculture, and transportation.

The programme, a first in Africa, will be funded by the Vodafone Foundation and the William and Flora Hewlett Foundation, one of the largest philanthropic foundations in the United States. They will fund the work of a team of data scientists from not-for-profit organisation Flowminder. Working closely with Ghana Statistical Service (GSS) and Vodafone Ghana, Flowminder will collect, aggregate, integrate and analyse anonymous mobile data, working in line with Vodafone’s global privacy principles, GSMA data protection guidelines and Ghanaian data protection regulations. The project, which will launch later this year, will ultimately help save lives by providing detailed, up-to-date insights to the government of Ghana. Mobile data will be used alongside epidemiological data to help manage any future health challenges.

Vodafone Group External Affairs Director Joakim Reiter, said: “Mobile technology can enable access to large-scale aggregated anonymised data about human behaviour and the ability to examine the mobility of an entire population.  As we can now measure human mobility, it is possible to model how infections spread. This has the potential to save thousands of lives.”

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

About Vodafone Foundation

The Vodafone Foundation’s Connecting for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is a UK registered charity, registered charity number 10989625.

About Flowminder and the WorldPop Program

Flowminder Foundation is a Swedish non-profit organisation with offices in the UK and Switzerland. Flowminder’s mission is to improve public health and welfare in low- and middle-income countries. Flowminder is a core partner of the WorldPop research program, providing high-resolution data of global population distributions and characteristics, freely available online.

Flowminder and the WorldPop Program works with governments, inter-governmental organizations and NGOs. It collects, aggregates, integrates and analyzes anonymous mobile operator data, satellite and household survey data. Flowminder works with large datasets, composed of billions of data points. Its analyses enable the mapping of the distributions and characteristics of vulnerable populations in low- and middle-income countries. Flowminder helps save lives by providing analyses and decision support to all relevant parties, based on the latest academic advances.

About the William and Flora Hewlett Foundation

The William and Flora Hewlett Foundation is a nonpartisan, private charitable foundation that advances ideas and supports institutions to promote a better world.

For 50 years, the Hewlett Foundation has supported efforts to advance education for all, preserve the environment, improve lives and livelihoods in developing countries, promote the health and economic well-being of women, support vibrant performing arts, strengthen Bay Area communities and make the philanthropy sector more effective. The foundation was established in 1966 by engineer and entrepreneur William R. Hewlett and his wife, Flora Lamson Hewlett, with their eldest son, Walter Hewlett. Today, it is one of the largest philanthropic institutions in the United States, awarding roughly $400 million in grants in 2016 to organizations across the globe to help people build better lives.

This programme is supported by the Hewlett Foundation’s Evidence Informed Policymaking strategy. The goal of this strategy is that governments systematically use evidence to improve social and economic policies over time.

About Ghana Statistical Service (GSS)

GSS leads the efficient production and management of quality official statistics based on international standards, using competent staff for evidence-based decision-making, in support of national development.

In 1985, the Statistical Service Law (PNDC Law 135) established the Statistical Service, which instrument had the effect of raising the status of the Central Bureau of Statistics from a Government Department under a Ministry to that of an autonomous, independent public service.

The GSS coordinates the National Statistical System in Ghana and is currently leading a drive to innovate around data for evidence based decision making and monitoring the national and international development frameworks such as the SDGs.

RNS Number: 0916G

Vodafone Group Plc

27 February 2018

Mobile World Congress, Barcelona, 27 February 2018

VODAFONE AND NOKIA TO CREATE FIRST 4G NETWORK ON MOON

•                 PTScientists will lead Mission to the Moon in 2019.

•                 Vodafone Germany appoints Nokia as technology partner to develop space-grade network weighing less than a bag of sugar.

•                 Vodafone 4G network will enable first live-streaming of HD video from the Moon’s surface to a global audience.

The Moon will get 4G coverage next year, 50 years after the first NASA astronauts walked on its surface. Vodafone plans to create the first 4G network on the Moon to support a mission by PTScientists in 2019 and has today appointed Nokia as its technology partner.

Berlin-based company, PTScientists is working with Vodafone Germany and Audi to achieve the first privately-funded Moon landing. Mission to the Moon is due to launch in 2019 from Cape Canaveral on a SpaceX Falcon 9 rocket.

Vodafone’s network expertise will be used to set up the Moon’s first 4G network, connecting two Audi lunar quattro rovers to a base station in the Autonomous Landing and Navigation Module (ALINA). Nokia, through Nokia Bell Labs, will create a space-grade Ultra Compact Network that will be the lightest ever developed - weighing less than one kilo, the same as a bag of sugar.

The 4G network will enable the Audi lunar quattro rovers to communicate and transfer scientific data and HD video while they carefully approach and study NASA’s Apollo 17 lunar roving vehicle that was used by the last astronauts to walk on the Moon (Commander Eugene Cernan and Harrison Schmitt) to explore the Taurus-Littrow valley in December 1972.

Vodafone testing indicates that the base station should be able to broadcast 4G using the 1800 MHz frequency band and send back the first ever live HD video feed of the Moon’s surface, which will be broadcast to a global audience via a deep space link that interconnects with the PTScientists server in the Mission Control Centre in Berlin.

A 4G network is highly energy efficient compared to analogue radio and that will be crucial to Mission to the Moon and is the first step to building communications infrastructure for future missions.

Vodafone Germany CEO, Dr Hannes Ametsreiter, commented: “This project involves a radically innovative approach to the development of mobile network infrastructure. It is also a great example of an independent, multi-skilled team achieving an objective of immense significance through their courage, pioneering spirit and inventiveness.”

Robert Böhme, CEO and Founder of PTScientists, said: “This is a crucial first step for sustainable exploration of the solar system. In order for humanity to leave the cradle of Earth, we need to develop infrastructures beyond our home planet. With Mission to the Moon we will establish and test the first elements of a dedicated communications network on the Moon. The great thing about this LTE solution is that it saves so much power, and the less energy we use sending data, the more we have to do science!”

Nokia Chief Technology Officer and Bell Labs President, Marcus Weldon, said: “We are very pleased to have been selected by Vodafone to be their technology partner. This important mission is supporting, among other things, the development of new space-grade technologies for future data networking, processing and storage, and will help advance the communications infrastructure required for academics, industry and educational institutions in conducting lunar research. These aims have potentially wide-ranging implications for many stakeholders and humanity as a whole, and we look forward to working closely with Vodafone and the other partners in the coming months, prior to the launch in 2019.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

RNS Number: 6327D

Vodafone Group Plc

01 February 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2018:

Vodafone’s issued share capital consists of 28,814,722,538 ordinary shares of US$0.20 20/21 of which 2,140,008,501 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,674,714,037. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 6331D

Vodafone Group Plc

01 February 2018

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		15,662,350
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		71,420
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,590,930

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2018

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 August 2017	To:	31 January 2018
Balance of unallotted securities under scheme(s) from previous return:		693
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		100,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		16,070
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		84,623

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

RNS Number: 2204E

Vodafone Group Plc

07 February 2018

Vodafone Group Plc

(the “Company”)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer — Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.148377	15

d)	Aggregated information: volume, Price	Aggregated volume: 15 Ordinary shares Aggregated price: GBP 32.23
e)	Date of the transaction	2018-02-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.148377	403

d)	Aggregated information: volume, Price	Aggregated volume: 403 Ordinary shares Aggregated price: GBP 865.80
e)	Date of the transaction	2018-02-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.148377	45

d)	Aggregated information: volume, Price	Aggregated volume: 45 Ordinary shares Aggregated price: GBP 97.35
e)	Date of the transaction	2018-02-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.148377	203

d)	Aggregated information: volume, Price	Aggregated volume: 203 Ordinary shares Aggregated price: GBP 439.17
e)	Date of the transaction	2018-02-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Vodafone Group Human Resources Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.148377	229

d)	Aggregated information: volume, Price	Aggregated volume: 229 Ordinary shares Aggregated price: GBP 491.98
e)	Date of the transaction	2018-02-02
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.175232	20,122

d)	Aggregated information: volume, Price	Aggregated volume: 20,122 Ordinary shares Aggregated price: GBP 43,770.01
e)	Date of the transaction	2018-02-02
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 6, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary